SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): _____ Form 10-K __X__ Form 11-K _____ Form 20-F _____ Form 10-Q
_____ Form N-SAR

For Period Ended: **December 31, 2001**
_____ *Transition Report on Form 10-K*
_____ *Transition Report on Form 20-F*
_____ *Transition Report on Form 11-K*
_____ *Transition Report on Form 10-Q*
_____ *Transition Report on Form N-SAR*
For the Transition Period Ended: _____

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
130 North Main, Butte, Montana		**59701-9332**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code **(406) 497-5100**

Read Instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Annual Report on Form 11-K for the period ended December 31, 2001 in its entirety.

PART I — REGISTRANT INFORMATION

Touch America Holdings, Inc.

Full Name of Registrant

The Montana Power Company

Former Name if Applicable

130 North Main Street

Address of Principal Executive Office *(Street and Number)*

Butte, Montana 59701-9332

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
X	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

As part of the restructuring of The Montana Power Company, effective as of November 1, 2001, the employee stock ownership plan ("ESOP") portion of The Montana Power Company and Subsidiaries Employee Retirement Savings Plan was transferred to and became a part of The Touch America, Inc. Employee Retirement Savings Plan (the "Plan"), and Touch America, Inc., a wholly-owned subsidiary of Touch America Holdings, Inc. (the successor to The Montana Power Company), became the sponsor of the ESOP portion of the Plan. Thus, the Form 11-K to be filed by Touch America Holdings, Inc., with respect to the Plan for 2001, will be the first Form 11-K filed with respect to the Plan.

The delay in filing results from uncertainty as to the time period to be covered by the audited financial statements for the Plan that are to be submitted as part of Form 11-K. Initially, it was believed that the audited financial statements should cover only the last two months of 2001. However, upon review earlier this month, it was determined that the audited financial statements for the entire 2001 Plan year should be submitted as part of the Form 11-K. Because the Plan had also changed its recordkeeper as of November 1, 2001, it was not possible, without unreasonable effort and expense, to obtain all of the information with respect to the first ten months necessary for the audited financial statements for the full Plan year to be prepared prior to July 1, 2002.

The complete Form 11-K for 2001 for the Plan will be filed on or before July 15, 2002.

PART IV – OTHER INFORMATION

(1) *Name and telephone number of person to contact in regard to this notification*:

Marge Noyd	(**406) 497-5580**
(Name)	(Telephone Number)

(2) *Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)*. **X** Yes ___ No

(3) *Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?*
___ Yes **X** No

Touch America Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

THE MONTANA POWER COMPANY
(Registrant)

By **/s/ John J. Burke**
John J. Burke
Controller

Dated: July 1, 2002

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

1. *This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.*
2. *One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.*
3. *A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.*
4. *Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.*
5. *Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).*